

April 23, 2013

<u>Via Facsimile</u>
Eric Montandon
Chief Executive Officer
Asia8, Inc.
700 Lavaca Street
Suite 1400
Austin, TX 78701

> **Re: Asia8, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 0-27735**

Dear Mr. Montandon:

We issued comments to you on the above captioned filing on December 13, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 7, 2013.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jennifer Hardy, Special Counsel at (202) 551-3767, or me at (202) 551-3470 if you have any questions.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Ruairidh Campbell, Esq.
Orsa & Company

Mara Ransom
Assistant Director
Division of Corporation Finance